Exhibit 99.77C

DK Investors, Inc. 811-2886

Exhibit to Form N-SAR-B

Exhibit 77C -- Submission of matters to vote of securities holders.

      At a special meeting of the shareholders held on December 17, 2003, the following proposals were considered and voted upon:

PROPOSAL NO. 1: ADOPTION OF A PLAN TO SELL THE ASSETS OF THE FUND AND DISTRIBUTE THE NET PROCEEDS OF THE SALE TO THE SHAREHOLDERS IN LIQUIDATION OF THE FUND.

PROPOSAL 2 ADOPTION OF A RESOLUTION TO MAINTAIN THE EXISTENCE OF THE CORPORATION AS A SHELL UNTIL SUCH TIME AS: 1) THE DIRECTORS ARE ABLE TO RECOMMEND THAT THE CORPORATION ACQUIRE ANOTHER BUSINESS AND/OR NEW CAPITAL; OR 2) UNTIL THE BOARD OF DIRECTORS DETERMINES TO DISSOLVE THE CORPORATION.

      The votes upon the proposals were as follows:

                                           For              Against      Abstain

Proposition 1                              760,504

Proposition 2                              752,385          1,220        6,899